11023249

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
JUN 21 2011
Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 20703

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/10 (MM/DD/YY) AND ENDING 04/30/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Perkins, Smart & Boyd, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4330 Shawnee Mission Parkway, Suite 204
(No. and Street)

Shawnee Mission	KS	66205
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hutchins & Haake, LLC Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

11900 College Blvd., Suite 310	Overland Park	KS	66210
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, F. Scott Perkins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Perkins, Smart & Boyd, Inc., as of April 30, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NOTARY PUBLIC - State of Kansas
Susan A. Keast
My Appt. Exp. 10-4-11

Susan A Keast
Notary Public

F. Scott Perkins 6-20-2011
Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Hutchins & Haake, LLC

Certified Public Accountants

College Boulevard and Quivira Road
11900 College Boulevard, Suite 310
Overland Park, Kansas 66210
Phone (913) 338-4455
Fax (913) 338-4458

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of
Perkins, Smart & Boyd, Inc.
Shawnee Mission, Kansas

We have audited the accompanying statements of financial condition of Perkins, Smart & Boyd, Inc., as of April 30, 2011 and 2010, and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the years then ended. In addition, we audited the supplementary schedules of computation of net capital, computation of aggregate indebtedness, computation of basic net capital requirements, computation of determination of reserve requirements, information relating to the possession or control requirements and reconciliation pursuant to Rule 17a-5(d)(4). These financial statements and supplementary schedules are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and supplementary schedules based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements and supplementary schedules referred to above present fairly, in all material respects, the financial position of Perkins, Smart & Boyd, Inc. as of April 30, 2011 and 2010, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Hutchins & Haake, LLC

Hutchins & Haake, LLC
Certified Public Accountants

May 31, 2011
Overland Park, Kansas

PERKINS, SMART & BOYD, INC.

Statements of Financial Condition
April 30, 2011 and 2010

ASSETS	2011	2010
Current assets		
Cash and cash equivalents	$ 68,860	$ 82,345
Commissions receivable	62,851	93,200
Income taxes receivable	2,231	10,500
Deferred income tax	-	382
Marketable securities at fair value (cost $71,226 at April 30, 2011 and 2010)	314,527	255,951
Prepaid expenses	5,955	38,506
Total current assets	454,424	480,884
Office furniture and equipment	34,880	54,414
Less accumulated depreciation	27,411	54,333
Net office furniture and equipment	7,469	81
Other assets		
Deposits with clearing organizations	30,000	30,000
Other deposits	800	800
Total other assets	30,800	30,800
Total assets	$ 492,693	$ 511,765

LIABILITIES AND STOCKHOLDERS' EQUITY	2011	2010
Current liabilities		
Accounts payable	$ 22,159	$ 18,724
Payroll taxes payable	45,237	78,965
Deferred tax liability	56,484	56,573
Total current liabilities	123,880	154,262
Stockholders' equity		
Common stock, $10.00 par value, authorized 12,500 shares, issued and outstanding 3,180 shares	31,800	31,800
Additional paid-in capital	5,000	5,000
Retained earnings	332,013	320,703
Total stockholders' equity	368,813	357,503
Total liabilities and stockholders' equity	$ 492,693	$ 511,765

The accompanying notes are an integral part of these financial statements.

PERKINS, SMART & BOYD, INC.

Statements of Income
For the Years Ended April 30, 2011 and 2010

	2011	2010
Revenue		
Commissions	$1,453,599	$1,665,499
Fees	31,105	26,227
Unrealized investment gain (loss) net	58,576	88,534
Interest and dividend income	256,327	317,873
Other income	793	541
Total revenue	1,800,400	2,098,674
Expenses		
Commissions	103,770	134,360
Salaries and benefits	1,161,826	1,247,046
Depreciation expense	1,598	419
Interest expense	2,115	-
Other operating expenses	511,867	564,426
Total expenses	1,781,176	1,946,251
Income before income taxes	19,224	152,423
Income taxes (tax benefit)		
Current	7,621	(1,565)
Deferred	293	34,662
Total income taxes	7,914	33,097
Net income	$ 11,310	$ 119,326

The accompanying notes are an integral part of these financial statements.

PERKINS, SMART & BOYD, INC.

Statements of Changes in Stockholders' Equity
For the Years Ended April 30, 2011 and 2010

	Common Stock				
	Shares Issued & Outstanding	Amount	Additional Paid-In Capital	Retained Earnings	Total
Balance at April 30, 2009	3,180	$ 31,800	$ 5,000	$ 201,377	$ 238,177
Net income	-	-	-	119,326	119,326
Balance at April 30, 2010	3,180	31,800	5,000	320,703	357,503
Net income	-	-	-	11,310	11,310
Balance at April 30, 2011	3,180	$ 31,800	$ 5,000	$ 332,013	$ 368,813

The accompanying notes are an integral part of these financial statements.

PERKINS, SMART & BOYD, INC.

Statements of Changes in Liabilities Subordinated to Claims of General Creditors
For the Years Ended April 30, 2011 and 2010

There were no liabilities subordinated to the claims of creditors at the beginning or end of the year or at any time during either of the years.

The accompanying notes are an integral part of these financial statements.

PERKINS, SMART & BOYD, INC.

Statements of Cash Flows
For the Years Ended April 30, 2011 and 2010

	2011	2010
Cash flows from operating activities		
Net income	$ 11,310	$ 119,326
Adjustments to reconcile net income to net cash used by operating activities		
Depreciation	1,598	419
Amortization	-	2,505
Interest expense – recognized by application of an amount previously included in prepaid expense	2,115	-
Unrealized investment gains	(58,576)	(88,534)
Income taxes paid (refunds received)	648	(26,203)
Current income tax expense (benefit)	7,621	(1,565)
Deferred income tax expense (benefit)	293	34,662
Other changes in operating assets and liabilities		
(Increase) decrease in		
Commissions receivable	30,349	16,793
Prepaid expenses	30,436	522
Increase (decrease) in		
Accounts payable	3,435	(113,317)
Payroll taxes payable	(33,728)	10,971
Net cash used by operating activities	(4,499)	(44,421)
Cash flows from investing activities		
Purchases of equipment	(8,986)	-
Return of deposits	-	1
Net cash provided (used) by investing activities	(8,986)	1
Net decrease in cash and cash equivalents	(13,485)	(44,420)
Cash and cash equivalents		
Beginning	82,345	126,765
Ending	$ 68,860	$ 82,345

The accompanying notes are an integral part of these financial statements.

Note 1 – Summary of Significant Accounting Policies

A. ***Description of Business***

Perkins, Smart & Boyd, Inc. (the Company) is a full service securities broker providing investment advisory and other related services to clients in the United States. It operates as an introducing broker on a fully disclosed basis and does not hold funds or securities for customers. The Company is a member of FINRA and the Securities Investor Protection Corporation (SIPC). The Company was incorporated under Kansas laws and commenced operations on May 5, 1976.

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(ii) provide that the Company clear all transactions on behalf of customers on a fully disclosed basis with a clearing broker-dealer. The clearing broker-dealer carries all of the accounts of the customers and preserves all related books and records as are customarily kept by a clearing broker-dealer.

B. ***Cash Equivalents***

The Company considers all short-term investments with an original maturity of three months or less to be cash equivalents.

C. ***Receivables***

The Company considers receivables to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

D. ***Office Furniture and Equipment***

Office furniture and equipment are recorded at cost. Major renewals and betterments are capitalized, and maintenance and repairs that do not improve or extend the life of the respective assets are charged against earnings in the current period. Depreciation is provided for in amounts sufficient to relate the cost of depreciable assets to operations over their useful lives of five to seven years using accelerated recovery methods.

E. ***Marketable Securities***

Marketable securities consist of various equities, carried at fair value. Unrealized gains or losses are included as part of revenue in the income statements.

Note 1 – Summary of Significant Accounting Policies *(continued)*

Generally accepted accounting principles (GAAP) defines fair value as the price that would be received in the sale of an asset (or paid to transfer a liability) in an orderly transaction between market participants at the measurement date (that is, the date(s) of the Company's balance sheets). GAAP establishes a "fair value hierarchy" that requires the reporting entity to maximize use of observable, and at the same time minimize the use of unobservable, inputs in measuring fair value. The hierarchy is set forth as the three categories below, defined by inputs in order of decreasing observability:

Level 1 Quoted prices in active markets for identical assets

Level 2 Observable inputs other than the prices referred to in Level 1, such as quoted prices for similar assets or other inputs that are observable or can be corroborated by observable market data

Level 3 Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the asset

Where quoted market prices are available in an active market, securities are classified within Level 1 of the valuation hierarchy. These would include mutual funds and common stocks with quoted prices. GAAP requires that the reporting entity report the amounts of investment fair value that were determined by the inputs in each category. All of the Company's investments fall within Level 1.

F. ***Revenue Recognition***
Customers' securities transactions and related commission income and expenses are recorded on a trade date basis.

G. ***Income Taxes***
Income tax provisions are based on income reported for financial statement purposes. Deferred income taxes arise from the recognition of temporary differences between earnings determined for financial and tax purposes. Such temporary differences are principally related to the use of accelerated depreciation methods for tax purposes, the difference between the book and tax basis of investment securities, and the net effect of the conversion from accrual accounting to cash basis accounting for income tax purposes.

H. ***Use of Estimates***
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 1 – Summary of Significant Accounting Policies *(continued)*

I. ***Concentrations***
Because of the nature and size of the Company's operations, it occasionally maintains cash balances in excess of federally insured limits at financial institutions. The Company has not experienced any losses on such accounts.

Note 2 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 10 to 1. Rule 15c3-1 also provided that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At April 30, 2011, the Company had net capital of $278,984, which was $228,984 in excess of its required net capital of $50,000. The Company's debt to net capital ratio was 0.54 to 1.

Note 3 – Marketable Securities

The following table presents the fair value measurements of investments recognized in the accompanying statements of financial condition that are measured at fair value on a recurring basis and the level within the GAAP fair value hierarchy in which the fair value measurements fall, together with the respective cost basis of the same investments, at April 30, 2011 and 2010:

		Fair Value Measurements Using			
	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Cost
At April 30, 2011					
Common stocks					
Specialty chemicals	$ 3,089	$ 3,089	$	$	$ 17,223
Consumer goods	13,500	13,500			9,244
Credit services	59,880	59,880			1,002
Biotechnology	17,428	17,428			13,698
Oil and gas production	14,100	14,100			4,204
Diversified investments	40,680	40,680			18,900
Oil and gas pipelines	165,850	165,850			6,955
	$ 314,527	$ 314,527	$	$	$ 71,226

Note 3 – Marketable Securities *(continued)*

	Fair Value	Fair Value Measurements Using: Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Cost
At April 30, 2010					
Common stocks					
Specialty chemicals	$ 5,081	$ 5,081	$	$	$ 17,223
Consumer goods	18,000	18,000			9,244
Credit services	46,020	46,020			1,002
Biotechnology	21,400	21,400			13,698
Oil and gas production	15,900	15,900			4,204
Diversified investments	31,500	31,500			18,900
Oil and gas pipelines	118,050	118,050			6,955
	$ 255,951	$ 255,951	$	$	$ 71,226

Note 4 – Income Taxes

The Company's aggregate (current plus deferred) income tax expense or benefit for the years ending April 30, 2011 and 2010 represent 41% and 22%, respectively, of its income before income taxes for the periods. These percentages differ from the expected income tax rates that would apply to such income, principally due to the impact of certain expenses that are not deductible in determining taxable income.

Deferred income taxes are provided for temporary differences between the financial statement and income tax basis of assets and liabilities and temporary differences in reporting income and expense. The principal components of the Company's deferred income taxes at April 30, 2011 and 2010 consisted of the following:

	2011	2010
Deferred tax asset		
Contributions not deductible until future years	$ -	$ 382
Deferred tax liabilities		
Depreciation	$ 976	$ 8
Use of cash basis for income tax reporting	9,281	21,467
Unrealized gains in value of marketable securities, not recognized for income tax reporting	46,227	35,098
	$ 56,484	$ 56,573

Note 5 – Operating Leases

The Company leases office space and an automobile under various operating leases. Minimum future obligations on these operating leases by years ending April 30 are as follows:

2012	$ 55,795
2013	37,121

Total rent expense under operating leases for the years ending April 30, 2011 and 2010 was $68,855 and $67,816, respectively.

Note 6 – Deposits

Deposits with clearing organizations represent funds required to remain on deposit with the Company's clearing brokers, Southwest Securities, Inc. and First Southwest Securities, Inc. Withdrawals can be made only with the permission of the clearing companies, and a minimum balance of $10,000 and $20,000, respectively, must be maintained at all times.

Note 7 – Employee Benefit Plan

The Company has a 401(k) plan for the benefit of all eligible employees. Participants may elect to defer up to 10% of their annual compensation to be contributed to the plan subject to limits as specified by the Internal Revenue Code. During the years ended April 30, 2011 and 2010, the Company made no matching contributions to the plan.

Note 8 – Financial Instruments with Off-Balance-Sheet Credit and Market Risk

Customer transactions are introduced to and cleared through clearing brokers. Under the terms of its clearing agreement, the Company is required to guarantee the performance of its customers in meeting contract obligations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event the customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. In conjunction with the clearing brokers, the Company seeks to control the risks associated with its customer activities by requiring customers to maintain collateral in compliance with regulatory and internal guidelines. Compliance with the various guidelines is monitored daily and, pursuant to such guidelines, the customers may be required to deposit additional collateral, or reduce positions where necessary.

Note 8 – Financial Instruments with Off-Balance-Sheet Credit and Market Risk *(continued)*

The Company does not anticipate nonperformance by customers or it's clearing brokers. In addition, the Company has a policy of reviewing, as considered necessary, the clearing broker with which it conducts business.

Note 9 – Subsequent Events

The Company has evaluated subsequent events through May 31, 2011, the date which the financial statements were available to be issued.

Note 10 – Material Inadequacies

None noted.

SUPPLEMENTARY INFORMATION

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

As of April 30, 2011

PERKINS, SMART & BOYD, INC.

Schedule I

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

As of April 30, 2011

Net capital	
Total stockholders' equity	$ 368,813
Less ownership equity not allowable for net capital	
Prepaid expenses	(5,955)
Accounts receivable, broker	(2,000)
Income tax receivable	(2,231)
Property and equipment, net	(7,469)
Other deposits	(800)
Total non-allowable assets	(18,455)
Tentative net capital	350,358
Less	
Haircuts on investments	(47,179)
Undue concentration	(24,195)
Net capital	$ 278,984
Aggregate indebtedness	
Total aggregate indebtedness	$ 123,880
Computation of basic net capital requirements	
Minimum net capital required	$ 50,000
Excess of net capital	$ 228,984
Ratio: aggregate indebtedness to net capital	0.541 to 1

PERKINS, SMART & BOYD, INC.

Schedule I

Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

As of April 30, 2011

A RECONCILIATION PURSUANT TO RULE 17a-5(D)(4)
(included in Part II A of Focus Report as of April 30, 2011)

Total ownership equity qualified for net capital per April 30, 2011, Part II A	$ 369,986
Increase in property and equipment	7,389
Decrease in income taxes receivable	(8,269)
Decrease in deferred tax asset	(382)
Decrease in deferred tax liability	89
Total ownership equity qualified for net capital per April 30, 2011, audit report	$ 368,813
Non-allowable assets per April 30, 2011, Part II A	$ 19,717
Decrease in income tax receivable	(8,269)
Increase in property and equipment	7,389
Decrease in deferred tax asset	(382)
Non-allowable assets per April 30, 2011, audit report	$ 18,455
Undue concentration per April 30, 2011, Part II A	$ 24,199
Decrease in undue concentration due to increase in tentative net capital	(4)
Undue concentration per April 30, 2011, audit report	$ 24,195
Net capital, as reported in Company's Part II A	$ 278,891
Increase in ownership equity qualified for net capital per April 30, 2011 audit report	93
Net capital per April 30, 2011, audit report	$ 278,984

PERKINS, SMART & BOYD, INC.

Schedule II

Computation of Determination of Reserve Requirements and
Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

As of April 30, 2011

The Company did not make a computation for determining the reserve requirement or supply information relating to the possession or control requirements pursuant to Rule 15c3-3 as they are exempt pursuant to subparagraph (k)(1) of Rule 15c3-3.

Hutchins & Haake, LLC

Certified Public Accountants

College Boulevard and Quivira Road
11900 College Boulevard, Suite 310
Overland Park, Kansas 66210
Phone (913) 338-4455
Fax (913) 338-4458

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

The Board of Directors and Stockholders of
Perkins, Smart & Boyd, Inc.
Shawnee Mission, Kansas

In planning and performing our audit of the financial statements of Perkins, Smart & Boyd, Inc. for the year ended April 30, 2011, we considered its internal control structure including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL
(continued)

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at April 30, 2011, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Hutchins & Haake, LLC

Hutchins & Haake, LLC
Certified Public Accountants

May 31, 2011
Overland Park, Kansas

Hutchins & Haake, LLC

Certified Public Accountants

College Boulevard and Quivira Road
11900 College Boulevard, Suite 310
Overland Park, Kansas 66210
Phone (913) 338-4455
Fax (913) 338-4458

INDEPENDENT AUDITORS' REPORT ON AGREED-UPON PROCEDURES PERFORMED RELATIVE TO FORM SIPC-7

To the Board of Directors and Stockholders of
Perkins, Smart & Boyd, Inc.
Shawnee Mission, Kansas

In accordance with Rule 17a5(e)(4) under the Securities Exchange Act of 1934, we have performed procedures enumerated below with respect to the accompanying General Assessment Reconciliation (form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the year ended April 30, 2011, which were agreed to by Perkins, Smart & Boyd, Inc. (the Company) and SIPC solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7 with the respective cash disbursement entry in the Company's general ledger, noting no difference.
2. Compared and reconciled the amounts reported on the audited Form X-17A-5 for the year ended April 30, 2011 (and the Form X-17A-5 Part IIA 5th Focus for the month ended April 30, 2011) to the amounts reported on Form SIPC-7 for the year ended April 30, 2011, and noted no differences.
3. Noted there were no adjustments reported in Form SIPC-7.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7, noting no differences.

We were not engaged to, and did not conduct, an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and the use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Hutchins & Haake, LLC

Hutchins & Haake, LLC
Certified Public Accountants

May 31, 2011
Overland Park, Kansas

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

COPY SIPC-7 (33-REV 7/10)

Copy

For the fiscal year ended 4/30, 2011
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

8-020703 FINRA APR 7/23/1976
PERKINS SMART & BOYD INC
4330 SHAWNEE MISSION PKWY NO 204
SHAWNEE MISSION, KS 66205

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. ~~General Assessment (item 2e from page 2)~~ $ 3616

B. Less payment made with SIPC-6 filed (exclude interest) (1716)
11/18/10
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 1900

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 1900

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1900

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Perkins Smart + Boyd, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 18 day of May, 2011.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 5/1, 2010 and ending 4/30, 2011
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 1 800 399
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	121 934
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	66 399
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	61 076
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	9638
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 95 021	
Enter the greater of line (i) or (ii)	95 021
Total deductions	354 068
2d. SIPC Net Operating Revenues	$ 1 446 331
2e. General Assessment @ .0025	$ 3616

(to page 1, line 2.A.)

PERKINS, SMART & BOYD, INC.

Financial Statements and Independent Auditors' Report

April 30, 2011 and 2010

Hutchins & Haake, LLC

Certified Public Accountants

PERKINS, SMART & BOYD, INC.

Financial Statements and Independent Auditors' Report

April 30, 2011 and 2010

PERKINS, SMART & BOYD, INC.

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